Exhibit 12

John Deere Capital Corporation and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (thousands of dollars)

	Six Months Ended April 30,		For the Years Ended October 31,

	2004	2003	2003	2002	2001	2000	1999

Earnings:
Income before income taxes and changes in accounting	$207,911	$199,025	$427,940	$370,972	$245,662	$216,712	$235,760
Fixed charges	166,053	184,829	367,223	382,547	459,348	447,169	366,102

Total earnings	$373,964	$383,854	$795,163	$753,519	$705,010	$663,881	$601,862

Fixed charges:
Interest expense	$162,549	$181,354	$360,127	$374,883	$452,032	$440,220	$360,925
Rent Expense	3,504	3,475	7,096	7,664	7,316	6,949	5,177

Total fixed charges	$166,053	$184,829	$367,223	$382,547	$459,348	$447,169	$366,102

Ratio of earnings to fixed charges*	2.25	2.08	2.17	1.97	1.53	1.48	1.64

"Earnings" consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges. "Fixed charges" consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense under capitalized leases that is deemed to be representative of the interest factor and rental expense under operating leases.

* The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.